                                                                 EXHIBIT 12 (ii)



                                  NYCOR, INC.



           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES


                         AND PREFERRED STOCK DIVIDENDS


                         (DOLLAR AMOUNTS IN THOUSANDS)



                                                                              HISTORICAL
                                                      ----------------------------------------------------------
                                                          NINE
                                                      MONTHS ENDED             YEAR ENDED DECEMBER 31,
                                                      SEPTEMBER 30,   ------------------------------------------
                                                          1995         1994     1993     1992     1991     1990
                                                      -------------   ------   ------   ------   ------   ------
Earnings:
Income (loss) from continuing operations before
  taxes, extraordinary items and cumulative effect
  of accounting changes.............................     ($2,868)     $  856   $4,379   $5,389   $4,157   $4,339
Add:
  Portion of rent representative of the interest
    factor..........................................          --          --       --       --       --       --
  Interest expense..................................         240          --       --       --       --       --
                                                          ------      ------    -----   ------   ------   ------
Income (loss) as adjusted...........................     ($2,628)     $  856   $4,379   $5,389   $4,157   $4,339
                                                          ======      ======    =====   ======   ======   ======
Preferred dividend requirements.....................     $ 1,467      $1,955   $1,955   $1,955   $1,955   $1,955
Ratio of income before provision for income taxes to
  net income(a).....................................        160%        160%     158%     152%     152%     152%
Preferred dividend factor on pretax basis...........       2,347       3,128    3,089    2,972    2,972    2,972
Fixed charges
  Interest expense..................................         240          --       --       --       --       --
  Portion of rent representative of the interest
    factor..........................................          --          --       --       --       --       --
                                                          ------      ------    -----   ------   ------   ------
    Fixed charges and preferred dividends...........     $ 2,587      $3,128   $3,089   $2,972   $2,972   $2,972
                                                          ======      ======    =====   ======   ======   ======
Ratio of earnings to combined fixed charges and
  preferred stock dividends.........................          --          --     1.42     1.81     1.40     1.46
                                                          ======      ======    =====   ======   ======   ======
Deficiency of earnings versus combined fixed charges
  and preferred stock dividends.....................     $ 5,215      $2,272       --       --       --       --
                                                          ======      ======    =====   ======   ======   ======


------------------------

(a) To reflect the Company's actual or expected marginal effective tax rate, as applicable.